news release

Zi Corporation Names Richard D. Tingle to Board of Directors

CALGARY, AB, January 7, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, announced today that corporate attorney Richard D. Tingle, Q.C. has been named to its Board of Directors, effective immediately. Tingle replaces Rod Love, who has been a member of the Board since 2001, and who has resigned due to new assumed responsibilities with the Alberta Government. The size of the Board remains unchanged at eight Directors.

        Tingle, is the senior partner of Calgary-based Tingle Merrett, LLP. A resident of Calgary, he has been a long-time advisor to companies on transactional and general corporate matters, and he is a member of the boards of directors of several public companies.

        "Richard brings highly-regarded business and legal experience to our board, particularly in the area of corporate law," said Zi Chairman, Michael Lobsinger. "He has many years of expertise in corporate governance, which is a primary focus of our board, as well as direct experience gained from being a member of the boards of several public companies. His considerable experience in corporate and legal matters will be very valuable to us as we work toward reaching our goals of increased growth and sustained profitability."

        Tingle is a medalist graduate of the law faculty at the University of Alberta, where he served on the editorial board of the Alberta Law Review and was the recipient of several scholarships, and he did graduate work at the London School of Economics. He has served on the executive boards of a number of community organizations, taught several sessions in the bar admission course and lectured in the Business Associations course at the University of Calgary law school for several years. In 1981, Richard was granted the designation of "Queen's Counsel".

About Zi Corporation
        Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

        Zi Corporation's world is the evolving world of human connection. A world of electronic communication devices - mobile phones, personal digital assistants, hand-held computers and television set-top boxes designed for modern communications like short messaging, e-mail, e-commerce and Web browsing. Zi provides customers with a full range of intuitive and easy to use software applications, including eZiText and eZiTap™, designed to simplify the way we enter data on communications devices, in 41 different language databases for use around the world. In other words, Zi offers usability in the palm of your hand.

    This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:
Zi Corporation Dale Kearns Chief Financial Officer (403) 233-8875 investor@zicorp.com	Allen & Caron Inc Jill Bertotti (investors) jill@allencaron.com Len Hall (business media) len@allencaron.com (949) 474-4300